EX-99.E

Press Release No. 04-04

METALLICA RESOURCES ANNOUNCES THE PURCHASE OF GLAMIS
GOLD’S ROYALTY AT CERRO SAN PEDRO PROJECT, MEXICO

(All dollar amounts in this press release are in US dollars unless otherwise indicated)

February 27, 2004, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that it has reached an agreement to acquire Glamis Gold Ltd.’s Net Smelter Return (NSR) royalty on the Cerro San Pedro heap leach gold-silver project in central Mexico. Glamis had retained the royalty as part of the sale of its 50% interest in the Cerro San Pedro project to Metallica. Metallica already owned 50% of the project. Metallica will pay Glamis $7.25 million for both the royalty and to retire the remaining $5 million of debt that Metallica owes Glamis as part of the purchase agreement. The $5 million due Glamis was scheduled to be paid in two installments. The first installment was due at commencement of commercial production, which is expected to occur in the fourth quarter of 2004, and the second installment was due 12 months following the first. The NSR royalty was a sliding scale royalty based on the price per ounce of gold. It was as follows:

Gold Price Per Ounce	Percentage of Net Returns

$325.00 - $349.99	0.5%
$350.00 - $374.99	1.0%
$375.00 - $399.99	1.5%
$400.00 or above	2.0%

As a result of the agreement with Glamis to acquire the royalty and retire the project debt as well as increases in gold and silver prices, Metallica believes it is appropriate to update the economics and operating cost figures for the project. This update is based on the Washington Group International’s Feasibility Study that was reported in September 2003 and has been filed on SEDAR in accordance with Canadian Securities Administrators National Instrument 43-101. The revisions to the Washington Group Feasibility Study cash flows have been restricted to the removal of the Glamis royalty and debt payments as well as the sensitizing of the project’s economics and operating costs using more current gold and silver prices. The mineral reserves used in the Washington Group Feasibility Study were calculated at gold and silver prices of $325 and $4.62 per ounce, respectively, and were not altered for this study. The updated after-tax net present values (NPV) and operating cost sensitivities are as follows:

Gold	Silver	NPV @ 0%	NPV @ 5%		Operating Cash	Total Cash
($/oz)	($/oz)	(Millions)	(Millions)	IRR	Cost/oz Gold	Cost/oz Gold

$375	$5.77	$83.1	$56.5	36.9%	$159	$169
$400	$6.15	$98.8	$68.5	43.2%	$150	$160
$425	$6.54	$115.8	$81.6	50.1%	$141	$152

The operating cash cost and total cash cost were calculated in accordance with the standards adopted by the former Gold Institute where, in the case of Cerro San Pedro, the silver is used as a credit against the operating costs to determine the cost per ounce of gold. The total cash cost differs from the operating cash cost in that the total cash cost includes royalties. In the case of the Cerro San Pedro project, Newmont Mining retains a 1.95% gross revenues royalty. A silver-to-gold ratio of 65 to 1 has been assumed for the sensitivity study.

As has been reported in earlier press releases, the Cerro San Pedro project is forecast to have annual production averaging 90,500 ounces of gold and 2.1 million ounces of silver, or approximately 122,800 ounces of gold equivalent per year when using a silver-to-gold ratio of 65 to 1. The mine life is currently estimated at 8.3 years. The mineral reserves at Cerro San Pedro are estimated at 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2 to 1, using gold and silver prices of $325 and $4.62. This equates to 1.2 million ounces of gold and 47 million ounces of silver, or approximately 1.9 million ounces of gold equivalent when using a silver-to-gold ratio of 65 to 1.

In addition to the Cerro San Pedro project, Metallica owns the world-class El Morro porphyry copper-gold project in Chile where it recently reported that its joint venture partner, Noranda Inc, intends to spend $1.66 million by completing an 8,000-meter diamond drilling program commencing in the fourth quarter of 2004. Based on a previously reported inferred resource estimate, completed by Noranda Inc in September 2002, the La Fortuna deposit at the El Morro project contains an inferred resource of 465 million tonnes of material grading 0.61% copper and 0.50 grams per tonne of gold at a 0.4% copper cutoff grade. This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. The El Morro area of the project, located approximately 5.5 kilometers northwest of the La Fortuna deposit, has an inferred resource of 45 million tonnes of material grading 0.50% copper and 0.18 grams per tonne of gold at an 0.4% copper cutoff grade, or approximately 495 million pounds of copper and 260,000 ounces of gold. Both La Fortuna and the namesake El Morro areas have excellent potential for additional resources. Noranda has the right to earn a 70% interest in the El Morro project.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.